

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 18, 2011

<u>Via U.S. Mail and Facsimile 301.998.3730</u>

Andrew P. Blocher
Senior Vice President – Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

> **Re:** **Federal Realty Investment Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 15, 2011**
> **File No. 1-7533**

Dear Mr. Blocher:

We have reviewed your response dated April 6, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Andrew P. Blocher
Federal Realty Investment Trust
April 18, 2011
Page 2

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Real Estate, page 35

1.   We note your response to prior comment two. Please include such financial information regarding capitalized external and internal costs associated with your development/ redevelopment activities, other property improvements, and salaries related to such activities as well as your leasing activities in your future periodic filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Acquired In-Please Leases, page F-20

2.   We note your response to prior comment five. Please provide additional details regarding your consideration of below market lease renewals and how your policy complies with authoritative accounting literature. Within your response, please tell us how management assesses the likelihood of a tenant exercising a below-market renewal option and what percentage or absolute value below market is considered bargain for renewal purposes.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief